FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

THE COMPANY

1.　　Name of issuer:　Clearwave Telecommunications Inc.

ELIGIBILITY

2.　　☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.　　Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?　☐ Yes　☑ No

DIRECTORS OF THE COMPANY

4.　　Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Daniel Behling
Dates of Board Service:	November 1, 2018 - current
Principal Occupation:	Consultant
Employer:	Self
Dates of Service:	2009 - current
Employer's principal business:	Property Development Consultant
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President
Dates of Service:	November 1, 2018 to present
Position:	Director
Dates of Service:	November 1, 2018 to present

OFFICERS OF THE COMPANY

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Daniel Behling
Title:	President
Dates of Service:	November 1, 2018 to present
Responsibilities:	Chief Executive of Company
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
I Control My Retirement Funds LLC	85,000,000 Com	**57 %**

.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Company Overview

Our company crafts delicious plant based beverages that support digestive wealth. All our products contain body boosting ancient grains. Our first line will deliver quad power: prebiotics, antioxidants, vitamins and electrolytes. This drink is perfect for athletes, with more balanced electrolytes than leading sports drinks. We are also developing lines of prebiotic hemp drinks and shots, containing ancient grain prebiotics with the addition of hemp, rich in heart healthy Omega-3 fatty acids. Also in development are hemp elixir shots, hemp coffee energy shots, a ready to drink hemp tea, and a chilled ready to drink hemp coffee.

Competjtors and Industry

Since the passage of the 2018 Farm Bill, many new hemp products have come to market. Hemp sparkling waters like Recess and Tree Below Zero are trending. Lumen has hemp elixir wellness drinks, as does The Hemp Division with its Rise, Rest, Cruise, and Glide hemp drinks. Kana Gold has developed a line of hemp energy drinks. Crafted with heart healthy ancient grains, our original line will deliver natural refreshment similar to BodyArmor, but with more balanced nutrients.

Current Stage and Roadmap

We are currently finalizing formulation on four flavors of wellness drinks and expect to commercialize those flavors. We currently have no product in the market. We plan to introduce our original wellness line as well as a line of hemp elixirs and hemp shots in the first quarter 2022. We plan to introduce a line of Hemp Teas and Hemp Coffees to the market in second quarter 2022. We expect to market our beverages initially in central Kentucky and then in Cincinnati, OH, Los Angeles, CA, and New York City.

 8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

 In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in an investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established arbitrarily by the Company and does not reflect its book value, current market value, or any other recognized standard of valuation.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the SAFE note you receive. More importantly, there is no established market for these SAFE notes and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage or food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering SAFE notes in the amount of up to $5,000,000 in this offering, and may close on any investments that are made after the minimum investment of $10,000 is received. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that we will never commercially produce our beverages, or that our products may never generate significant sales. If this risk event occurs, it could be indicative of rapidly changing consumer taste preferences, of unforeseen increase in competitive pressures, or of our team's inability to raise adequate capital and/or the high-quality professionals we need to succeed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The common stock that an investor will receive on conversion of the SAFE notes has voting rights attached to it. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the SAFE notes we are offering now, the Company will likely need to raise more funds in the future, and if it can't we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

We have only recently entered the beverage industry. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We have incurred net losses and have had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our family of prebiotic beverages are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside govemment regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulators such as the FDA (Food and Drug Administration), the FTC (Federal Trade Commission), and other regulatory bodies. The laws and regulations concerning the beverage sales may be subject to change, and if they do change, then sales of our product may no longer be possible. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

To the extent we rely on the internet for sales, marketing, customer communications, etc., we may be vulnerable to hackers who may access the data of our investors and customers. Further, any significant disruption in service of our computer systems could result in a loss to our business and therefore to our investors. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber- attacks, either on our technology providers or on our Company, could harm our reputation and materially negatively impact our financial condition and business.

Production Risks

The Company is dependent upon the safe and efficient production of our products from co-packers, as we do not own manufacturing equipment to produce the products. There may be recalls of ingredients used, or recalls if there is a manufacturing problem affecting product safety.

Rapidly Changing Laws pertaining to Hemp and Cannabidiol (CBD)

Although legal sales of hemp and hemp-based products have been rapidly growing in the U.S., there can be no assurance that recent federal legalization of hemp and the widespread state legalization of cannabis and hemp will persist, and in fact these laws could in the future be reversed. However, we do not plan to derive all of our future revenues from beverages containing hemp, which we believe both mitigates the effects of this risk and gives us stability-enhancing product diversity.

This offering involves "rolling closings,,, which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that TruCrowd instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your investment

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Provisions in the Oklahoma Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Oklahoma Statutes and our Bylaws unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

Management has broad discretion as to the use of proceeds.

The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Please only invest what you can afford to lose.

THE OFFERING

8.   What is the purpose of this offering?

To fund expansion. Working capital and marketing.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$535,000.00**
Less: Offering Expenses	$800.00	$42,800.00
Net Proceeds	**$9,200.00**	**$492,200.00**
Use of Net Proceeds		
Marketing	$3,000.00	$150,000.00
Legal	$1,200.00	$20,000.00
Accounting	$1,000.00	$10,000.00
Platform	$1,500.00	$10,000.00
General Operating Capital	$2,500.00	$302,200.00
Total Use of Net Proceeds	**$9,200.00**	**$492,200.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. The company has engaged Equniti to act as the Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The securities being offered are Notes which are "Principal Protected Simple Agreements for Future Equity" ("SAFE Notes"). On the 366th day following the date of an investor's investment the Note will convert to Common Stock in the Company on the following basis: If the average volume weighted closing price (VWAP) of the stock for the previous five trading days is $1.33 or less, the funds invested will convert into common stock at a price which is a 25% discount from the VWAP. If the VWAP is $1.34 or more, the funds invested will convert into common stock at a price of $1.00. For example, if the VWAP is $1.00, an investor will receive the number of shares represented by the amount of his/her Note priced at $0.75 (a 25% discount from $1.00).

In addition, bonus shares are offered for larger investment amounts on the following basis: An investment of $5,000 to $14,999 will receive 25% Bonus Shares on conversion; an investment of $15,000 to $24,999 will receive 37.5% Bonus Shares on conversion; and an investment of $25,000 or more will receive 50% Bonus Shares on conversion.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights		
Preferred Stock (list each class in order of preference):							
	100,000,000	0	Yes ☐	No X	Yes ☐	No ☐	
					Specify:		
Common Stock:							
	750,000,000	149,527,654	Yes X	No ☐	Yes ☐	No X☐	
					Specify:		
Securities Reserved for Issuance upon Exercise or Conversion							
Class of Security	common	600,000,000	Reserved for conversion of PP SAFE notes				

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No
    Explain: The securities being offered are SAFE Notes which are convertible into Common Shares, the only currently outstanding class of securities

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

None

21.   How are the securities being offered being valued?

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Company has elected to use the Efficient Market Hypothesis theory. The Efficient Market Hypothesis assumes all stocks trade at their fair value.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

•   **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

•   **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**

- **A sale of the issuer or of assets of the issuer:**

  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**

  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Harvest Growth fund Management LLC	$225,000	8%	Two years or the company raising a minimum of $500,000 on a prorated basis.	

25. What other exempt offerings has the issuer conducted within the past three years?

    The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;
    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4)   any immediate family member of any of the foregoing persons.

    None

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes   ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Financial Condition - Liquidity and Capital Resources. As of July 31, 2021, the company had zero cash in the bank. The company intends to raise additional funds through equity financing. As of July 31, 2021 the Company has debt obligations in the amounts of $225,000.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

CLEARWAVE COMMUNICATIONS COMPARATIVE FINANCIAL STATEMENTS

For the years ended 2019 & 2020



FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

Clearwave *Mixers*
Traditional / CBD / Cannabis
Alcohol Mixer

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Al Abbasi Professional Accounting Services
CPA Professional Office

September 29, 2021

INDEPENDENT AUDITORS' REVIEW REPORT
Board of Directors and Members of Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006

We have reviewed the accompanying balance sheet of Clearwave Telecommunications Inc. (the company) as of December 31, for the years ended 2019 and 2020, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principles generally accepted in the United States of America; and this includes the design, implementation, and maintenance of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant Responsibility
Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America

Emphasis of Matter
The reader of the financial statement shall give attention to note number 2.4 at the financial statements notes disclosure, which summarized a major subsequent event to the financial statements.

Amjad AbuKhamis

September 29, 2021

Amjad N. I. Abu Khamis
Licenced Public Accountant, NH 08224

Private and Confidential
Licenced Public Accountant, NH 08224
Jenin, Palestine
amjad.alabbasi@gmail.com
603-607-7600

FP: truCrowd



Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

Clearwave Communications Inc.

Balance Sheet Statement

As of 31 December 2019 & 2020

	2019	2020
Assets		
Current Assets		
Total Current Assets	-	-
Non-Current Assets		
Total Non-Current Assets	-	-
Total Assets	-	-
Liabilities and Owners Equity		
Liabilities		
Current Liabilities		
Accrued Expenses	-	1,458.99
Total Current Liabilities	-	1,458.99
Non-Current Liabilities		
Total Non-Current Liabilities	-	-
Total Liabilities	-	1,458.99
Equity		
Common Stock (outstanding)	149.53	149.53
Additional Paid-In Capital	-	-
Owner's Current Account	(149.53)	-
Retained Earnings (Deficit)	-	(1,608.52)
Total Equity	-	-
Total Liabilities and Equity	-	1,458.99

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200



Clearwave Communications Inc.

Income Statement

For the years ended 2019 & 2020

	2019	2020
Operating Revenues	-	-
Operating Expense	-	-
Charges and Fees	-	1,458.99
Net Income	-	(1,458.99)

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200



Clearwave Communications Inc.

Statement of Changes in Equity

For the years ended 2019 & 2020

	Contributions	Retained Earnings	Equity Balance
Begging Balance as of January 1, 2019	-	-	-
Common Stock Purchases for 2019	149.53	-	149.53
Additional Paid in Capital for 2019	-	-	149.53
Owners Contributions (withdrawals) during 2019	(149.53)	-	-
Net Income (Loss) for 2019	-	-	-
Equity Ending Balance as of December 31, 2019			-
Common Stock Purchases for 2020	-	-	-
Additional Paid in Capital for 2020	-	-	-
Owners Contributions (withdrawals) during 2020	1,458.99	-	1,458.99
Net Income (Loss) for 2020	-	(1,458.99)	-
Equity Ending Balance as of December 31, 2020			-

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200



Clearwave Communications Inc.

Statement of Cash Flow

For the years ended 2019 & 2020

	2019	2020
Income from Operating Activities	-	(1,458.99)
Adjustments to net cash from operating activities		
Net Cash Flow used for Operating Activities	-	(1,458.99)
Cash Flow From Investing Activities		
Net Cash Flow for Investment Activities	-	-
Cash Flows from Financing Activities		
Common Stock	149.53	-
Owner's Pay & Personal Expenses	(149.53)	1,458.99
Net Cash Flow by Financing Activities	-	1,458.99
Net Increase (decrease) in cash	-	-
Cash at Begging of Year	-	-
Cash at End of Year	-	-

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$535,000**	**$492,200**



Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Communications Inc.

Notes to the Financial Statements:

As of 31 December 2019 & 2020

1. Description of the Business

Clearwave Telecommunications Inc. previously named Daniel Management, Inc. was incorporated in Oklahoma in 2019. On September 2021, the company get approval to for the new name with list-authorized common stock of 750,000,000 shares.

2. Summary of Significant Accounting Policies

2.1. Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2.2. Revenue Recognition

As of the date of this report, the company has not generated any revenue.

2.3. Common Stock and Additional Paid-In Capital

The company has authorized to sell 750,000,000 stocks for par value of $0.001 per share. As of December 31, 2020, the company outstanding common stocks were 149,527,654 shares.

2.4. Note Payable

The company has no notes payable as of December 31, 2020; however, the Company management has signed Agreement with Harvest Growth Fund Management LLC to provide Premium Product Development services against $225,000.00 During September 2021.

2.5. General and Administrative

The company paid $1,458.99 a service fees for the third party management of issued and outstanding stocks during 2020.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer?
        ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

      (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

      (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

      (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

      (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.cbdclear.com/investor

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Clearwave Telecommunications Inc.

PP SAFE NOTE

(Principle Protected Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by _____[Investor Name] (the "**Investor**") of $_____ (the "**Purchase Amount**") on or about _____[Date], **Clearwave Telecommunications Inc.** a Nevada corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Common Stock, subject to the terms described below.

The "**Discounted Conversion Rate**" is 75%.

See **Section 2** for certain additional defined terms.

1.   *Events*

(a) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(b) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(c) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(d) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Accredited Investor**" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**". The lower of Starting Market Price or Variable Conversion Price.

"**Discounted Conversion Rate**". Discounted Conversion Rate is equal to Seventy-Five Percent (75%).

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Final Market Price**".   "Final Market Price" means the volume weighted average price (VWAP) for the Common Stock during the five (5) Trading Day period ending on the latest complete Trading Day prior to the Mandatory Conversion Date, as reported on the OTC Pink under Symbol CWTC, OTCQB or applicable trading market or as reported by a reliable reporting service ("Reporting Service") designated by the Holder or, if the OTC Pink is not the principal trading market for such security, as reported on the principal securities exchange or trading market where such security is listed or traded or, if no VWAP of such security is available in any of the foregoing manners, the average of the trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc.

"**Mandatory Conversion Date**". First OTC Market Trading Day Three Hundred Sixty-Six (366) days after end of close of offering.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Starting Market Price**". Price arbitrarily recognized and set by Company at a to be determined price per share.

"**Variable Conversion Price**". Final Market Price multiplied by the Discounted Conversion Rate.

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

3.   *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and *binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and* general principles of equity.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

(b)　　The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Under Regulation CF of the Securities Act of 1933 the securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c) The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.　　*Miscellaneous*

　　(a)　Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

　　(b)　Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

　　(c)　The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

FP: truCrowd

Clearwave Mixers
Traditional / CBD / Cannabis
Alcohol Mixer

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) To the extent the Conversion Price of the Company's Common Stock closes below the par value per share, the Company will take all steps necessary to solicit the consent of the stockholders to reduce the par value to the lowest value possible under law.

(g) If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Company and the holders of a majority in interest of the Notes being converted for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. "Trading Day" shall mean any day on which the Common Stock is tradable for any period on the OTC Pink, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being traded. The Company shall not be responsible for the fees of its transfer agent and all DTC fees associated with any such issuance.

(h) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(i) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

FP: truCrowd

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

COMPANY:

By:_____

Title:-----_____

Address:_____

_____

Email:_____

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____


Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200

_____

Email: _____

Clearwave Telecommunications Inc.
414 SE Washington Blvd
Bartlesville, OK 74006
cwtcholdings@gmail.com
918-300-0678

OFFERING STATEMENT

10,000 Units of PP SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	535,000	$535,000	$492,200